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                            August 17, 2023

       Eduardo Bezerra
       Chief Financial Officer
       PERRIGO Co plc
       The Sharp Building, Hogan Place
       Dublin 2
       Ireland D02 TY74

                                                        Re: PERRIGO Co plc
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 8-K
                                                            Filed August 8,
2023
                                                            File No. 001-36353

       Dear Eduardo Bezerra:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K dated August 8, 2023

       Reconciliation of Non-GAAP Measures, page 13

   1. Your reconciliation of Non-GAAP measures includes several line items and subtotals from the Statement of
Operations. Please address the following:
                                                            Tell us why you
believe your presentation is consistent with C&DI 102.10(a) and
                                                            102.10(c).
                                                            Tell us the nature
of the $10.0 million milestone payments received related to royalty rights adjustment
and why you believe the adjustment is consistent with C&DI
                                                            100.01.
                                                            Tell us why the
$10.0 million adjustment is added in the Interest and Other column but subtracted in
the Income from Continuing Operations column.
 Eduardo Bezerra
PERRIGO Co plc
August 17, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 with any questions.



FirstName LastNameEduardo Bezerra                         Sincerely,
Comapany NamePERRIGO Co plc
                                                          Division of
Corporation Finance
August 17, 2023 Page 2                                    Office of Life
Sciences
FirstName LastName